Divakar Gupta	VIA EDGAR
+1 212 479 6474
dgupta@cooley.com

June 15, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:       Christie Wong

Daniel Gordon

Chris Edwards

Tim Buchmiller

Re:          PolyPid Ltd.

Registration Statement on Form F-1

Filed June 5, 2020

File No. 333-238978

Ladies and Gentlemen:

On behalf of PolyPid Ltd. (the “Company”), we are providing this letter in response to the comments of the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) contained in its letter, dated June 9, 2020 (the “Comment Letter”), relating to the Company’s Registration Statement on Form F-1, filed on June 5, 2020 (the “Registration Statement”). The Company is concurrently filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects changes made in response to the comment contained in the Comment Letter. The numbering of the paragraphs below corresponds to the numbering of the comment contained in the Comment Letter, which for your convenience we have incorporated into this response letter in italics. Page references in the text of this response letter correspond to the page numbers of Amendment No. 1.

Registration Statement on Form F-1

Dilution, page 73

1.              We note your correspondence to comment 4. It appears you did not deduct the redeemable preferred shares from your determination of net tangible book value. The redemption of such shares are outside of the company’s control which represented a future obligation per ASR 268. As such, please

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exclude such amount from your net tangible book value and revise your dilution calculation and related disclosures as appropriate.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 73 of Amendment No. 1.

* * * *

Please contact me at (212) 479-6474 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Divakar Gupta

Divakar Gupta

cc:                                Amir Weisberg, PolyPid Ltd.
Dikla Czaczkes Akselbrad, PolyPid Ltd
Oded Har-Even, Zysman, Aharoni, Gayer & Co.
Nathan Ajiashvili, Latham & Watkins LLP
Barry P. Levenfeld, Yigal Arnon & Co.